Exhibit 99.3

Auris Medical News Release

Auris Medical Holding AG Reports Second Quarter 2015 Financial Results
and Provides Business Update

Zug, Switzerland, August 19, 2015 – Auris Medical Holding AG (NASDAQ: EARS) today provided an update on the Company’s business and announced financial results for the second quarter ended June 30, 2015.

"Auris Medical made strong progress in the second quarter of 2015," commented Thomas Meyer, the Company’s founder, Chairman and CEO. "Our tinnitus program with AM-101 continued to advance, and our capital raise enabled us to move decisively forward with AM-111, our second late-stage program. We are very excited about the potential of AM-111, which has shown to be a highly potent otoprotectant and is one of the most clinically advanced cell-penetrating peptides. AM-111 previously received orphan drug designation by both the FDA and EMA, is highly synergistic to AM-101, and we believe the compound represents a significant commercial opportunity.”

Second Quarter and Recent Business Highlights

•	Expanded U.S. institutional ownership base. Through a follow-on share offering in May 2015 Auris Medical significantly extended its cash runway while also expanding the Company’s institutional ownership base in the U.S. The net proceeds of the public offering (USD 22.9 million) will be used to support the AM-111 Phase 3 clinical development program.

•	Progressed towards the start of the HEALOS Phase 3 trial. Preparations for HEALOS, the first of two pivotal studies with AM-111 in the treatment of acute sensorineural hearing loss (ASNHL), advanced well. HEALOS will enroll patients suffering from severe to profound idiopathic sudden sensorineural hearing loss (ISSNHL). HEALOS will be conducted in several European and Asian countries and will test a single intratympanic dose of AM-111 0.4 mg/mL or 0.8 mg/mL against placebo. The first trial approvals have been obtained from competent authorities and ethics committees, paving the way for enrolment to begin in the fourth quarter of this year. Based on market research, the Company believes ISSNHL to be the most frequent type of ASNHL.

•	Began preparations for ASSENT Phase 3 trial. Auris Medical initiated preparations for a second pivotal trial with AM-111 in ISSNHL. The trial, called ASSENT, will be conducted primarily in North America and is expected to begin enrolling patients in the first half of 2016. ASSENT will be very similar to HEALOS in design, the primary difference being the allowance of oral glucocorticoids as background therapy.

•	Entered into clinical trial collaboration with Cochlear Ltd. Auris Medical and Cochlear Ltd. agreed to collaborate on a Phase 2 trial with AM-111 (REACH), which will assess the drug’s otoprotective effects in cochlear implant (CI) surgery induced hearing loss. Cochlear Ltd. is the global leader in implantable hearing solutions, and will support preparations for REACH and provide expertise in CIs and hearing preservation. Auris Medical intends to seek grant funding for REACH and expects enrollment to begin in the third quarter of 2016.

•	Advanced enrolment into TACTT2 and TACTT3 trials. Auris Medical’s Phase 3 clinical program with AM-101 in acute inner ear tinnitus continued to progress, with approximately 60% of the target patient number having been enrolled. The Company expects top line data from both the TACTT2 and TACTT3 trials in the second quarter of 2016.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Continued to raise profile within the ENT community. Auris Medical continued to raise its profile within the international ENT (ear, nose and throat) community through a significant presence at the 3rd Congress of European ORL-HNS in Prague, Czech Republic, one of the largest events of its kind. Auris Medical’s Corporate Symposium “Towards Novel Tinnitus Treatments” featured presentations by leading experts on the pathophysiology of tinnitus, outcome measures, health economics as well as clinical development.

•	Expanded intellectual property portfolio. Auris Medical continued to expand its intellectual property portfolio. The U.S. Patent and Trademark Office (“USPTO”) granted U.S. Patent No. 9,072,662, titled “Methods for the Treatment of Tinnitus Induced by Cochlear Excitotoxicity”. It is the third issued U.S. patent covering the use of AM-101 for the treatment of tinnitus. In addition, the USPTO issued U.S. Patent No. 9,066,865 relating to methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions.

•	Expanded leadership team. The Company expanded its leadership team through the promotion of Anne Sabine Zoller to General Counsel and member of the Executive Management Committee. Ms. Zoller is responsible for legal affairs, compliance, information technology, human resources and general administration; in addition she serves as the Secretary of the Board of Directors.

Financial Results

As of June 30, 2015, the Company had CHF 61.0 million in cash and cash equivalents. Operating expenses for the three months ended June 30, 2015 were CHF 9.7 million, with CHF 8.8 million attributable to research and development. This compares to operating expenses of CHF 5.0 million and research and development expenses of CHF 4.2 million for the same period in 2014. The Company reported a net loss for the quarter ended June 30, 2015 of CHF 11.0 million, or CHF 0.34 per share. This compares to a net loss of CHF 5.0 million, or CHF 0.26 per share, for the same period in 2014.

For the six month period ended June 30, 2015, operating expenses were CHF 16.9 million, with CHF 15.0 million attributable to research and development. This compares to operating expenses of CHF 10.9 million and research and development expenses of CHF 8.4 million for the same period in 2014. The Company reported a net loss for the six months ended June 30, 2015 of CHF 19.0 million, or CHF 0.62 per share. This compares to a net loss of CHF 10.9 million, or CHF 0.59 per share, for the same period in 2014.

The increases in operating expenses, and resulting increases in net loss, for the three- and six-month periods ended June 30, 2015 over the comparable periods in 2014 reflect primarily the progression of the AM-101 Phase 3 clinical development program and preparations for the late stage AM-111 clinical program.

The Company maintains its previous full-year guidance and expects operating expenses for the 2015 financial year to be in the range of CHF 30.0 to 35.0 million. After the follow-on offering, Auris Medical’s existing cash and cash equivalents are expected to fund its operating expenses at least until fall 2017. This outlook is based on management’s current expectations and beliefs.

Conference Call / Webcast Information

Auris Medical will host a live conference call and webcast to discuss the Company's financial results and provide a general business update. The call is scheduled for August 19, 2015 at 8:00 a.m. Eastern Time (2:00 p.m. Central European Time). To participate in this conference call, dial 1 855 217 7942 (USA) or +1 646 254 3376 (International), and enter passcode 2647674. A live, listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available approximately two hours following the live call also on the Company’s website.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F, the prospectus dated May 14, 2015 relating to its Registration Statement on Form F-1 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company: Dr. Thomas Meyer, Chairman and CEO, +41 41 729 71 94, ear@aurismedical.com

Investors: Matthew P. Duffy, Managing Director, LifeSci Advisors, 212-915-0685, matthew@lifesciadvisors.com

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(in CHF thousands, except share and currency data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Research and development expenses	(8,751)	(4,201)	(14,981)	(8,350)
General and administrative expenses	(980)	(845)	(1,910)	(2,554)
Operating loss	(9,731)	(5,046)	(16,891)	(10,904)
Finance income / expense (net)	(1,227)	55	(2,120)	53
Loss before tax	(10,958)	(4,991)	(19,011)	(10,851)
Net loss attributable to owners of the Company	(10,958)	(4,991)	(19,011)	(10,851)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(0)	(407)	(229)	(424)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	39	(3)	57	3
Other comprehensive income	38	(410)	(172)	(421)
Total comprehensive loss attributable to owners of the Company	(10,920)	(5,401)	(19,183)	(11,272)
Loss per share, basic and diluted	(0.34)	(0.26)	(0.62)	(0.59)
Weighted average common shares outstanding, basic and diluted	32,121,477	18,841,275	30,569,142	18,448,274
Currency rate CHF / USD	0.9470	0.8888	0.9498	0.8907

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF thousands)

	June 30, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	244	235
Intangible assets	1,483	1,483
Deferred tax asset	—	33
Total non-current assets	1,727	1,751
Current assets
Current financial assets and other receivables	528	543
Prepayments	20	265
Cash and cash equivalents	61,010	56,934
Total current assets	61,558	57,742
Total assets	63,285	59,493
Equity and Liabilities
Equity
Share capital	13,718	11,604
Share premium	112,635	93,861
Foreign currency translation reserve	6	(51)
Accumulated deficit	(71,243)	(52,131)
Total shareholders’ equity attributable to owners of the Company	55,116	53,283
Non-current liabilities
Employee benefits	1,700	1,411
Deferred tax liabilities	328	360
Total non-current liabilities	2,028	1,771
Current liabilities
Trade and other payables	2,110	3,234
Accrued expenses	4,032	1,205
Total current liabilities	6,141	4,439
Total liabilities	8,169	6,210
Total equity and liabilities	63,285	59,493
Currency rate CHF / USD	0.9355	0.8841

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(convenience presentation in USD thousands, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Research and development expenses	(9,354)	(4,490)	(16,014)	(8,926)
General and administrative expenses	(1,048)	(903)	(2,042)	(2,730)
Operating loss	(10,402)	(5,394)	(18,055)	(11,656)
Finance income / expense (net)	(1,312)	59	(2,266)	57
Loss before tax	(11,714)	(5,335)	(20,321)	(11,599)
Net loss attributable to owners of the Company	(11,714)	(5,335)	(20,321)	(11,599)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(0)	(435)	(245)	(453)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	41	(3)	61	3
Other comprehensive income	41	(438)	(184)	(450)
Total comprehensive loss attributable to owners of the Company	(11,673)	(5,774)	(20,505)	(12,049)
Loss per share, basic and diluted	(0.36)	(0.28)	(0.70)	(0.63)
Weighted average common shares outstanding, basic and diluted	32,121,477	18,841,275	30,569,142	18,448,274

Solely for the convenience of the reader, unless otherwise indicated, all Swiss Franc amounts stated in the Condensed Consolidated Statement of Profit and Loss for the 3 and 6 months ended June 30, 2015 and June 30, 2014, have been translated into U.S. dollars at the rate on June 30, 2015 of USD 1.0689 / CHF 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(convenience presentation in USD thousands)

	June 30, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	261	252
Intangible assets	1,585	1,585
Deferred tax asset	—	35
Total non-current assets	1,846	1,871
Current assets
Current financial assets and other receivables	565	580
Prepayments	21	283
Cash and cash equivalents	65,216	60,860
Total current assets	65,802	61,723
Total assets	67,648	63,595
Equity and Liabilities
Equity
Share capital	14,663	12,404
Share premium	120,401	100,333
Foreign currency translation reserve	6	(55)
Accumulated deficit	(76,155)	(55,726)
Total shareholders’ equity attributable to owners of the Company	58,916	56,956
Non-current liabilities
Employee benefits	1,818	1,508
Deferred tax liabilities	350	385
Total non-current liabilities	2,168	1,893
Current liabilities
Trade and other payables	2,255	3,457
Accrued expenses	4,310	1,288
Total current liabilities	6,565	4,745
Total liabilities	8,732	6,638
Total equity and liabilities	67,648	63,595

Solely for the convenience of the reader, unless otherwise indicated, all Swiss Franc amounts stated in the Condensed Consolidated Statement of Financial Position as at June 30, 2015 and December 31, 2014, have been translated into U.S. dollars at the rate on June 30, 2015 of USD 1.0689 / CHF 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.